UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 1)


                                UNOVA, Inc.
                    ------------------------------------
                              (Name of Issuer)


                                Common Stock
                    ------------------------------------
                       (Title of Class of Securities)


                                 91529B106
                    ------------------------------------
                               (CUSIP Number)


                               Eric J. Draut
                               Unitrin, Inc.
                           One East Wacker Drive
                             Chicago, IL 60601
                               (312) 661-4520
                    ------------------------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                              January 29, 2001
                    ------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

                       (Continued on following pages)

                             Page 1 of 13 Pages


                                SCHEDULE 13D
    CUSIP No. 91529B106                                     Page 2 of 13
------------------------------------------------------------------------------

1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).

   Unitrin, Inc.
   95-4255452

------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)
                                                      (a) [  ]
                                                      (b) [  ]
------------------------------------------------------------------------------

3. SEC Use Only

------------------------------------------------------------------------------

4. Source of Funds (See Instructions)
   See Item 3.

------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
   Items 2(d) or 2(e) [   ]

------------------------------------------------------------------------------

6. Citizenship or Place of Organization
   Delaware

------------------------------------------------------------------------------

    Number of     7.  Sole Voting Power
     Shares           0
  Beneficially    ------------------------------------------------------------
    Owned by      8.  Shared Voting Power
      Each            12,657,764
    Reporting     ------------------------------------------------------------
     Person       9.  Sole Dispositive Power
      With            0
                  ------------------------------------------------------------
                  10. Shared Dispositive Power
                      12,657,764
------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person 12,657,764 (owned indirectly through subsidiaries as noted on pages 3 to 5)
------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                              (See Instructions)

------------------------------------------------------------------------------

13. Percent of Class Represented by Amount in Row (11)
    22.5%

------------------------------------------------------------------------------

14.Type of Reporting Person (See Instructions)
   HC, CO

------------------------------------------------------------------------------

    CUSIP No. 91529B106                                           Page 3 of 13
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1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).

   Trinity Universal Insurance Company
   75-0620550

------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)
                                                      (a) [  ]
                                                      (b) [  ]
------------------------------------------------------------------------------

3. SEC Use Only

------------------------------------------------------------------------------

4. Source of Funds (See Instructions)
   See Item 3.

------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

------------------------------------------------------------------------------

6. Citizenship or Place of Organization
   Texas

------------------------------------------------------------------------------

    Number of     7.  Sole Voting Power
     Shares           0
  Beneficially    ------------------------------------------------------------
    Owned by      8.  Shared Voting Power
      Each            5,711,449
    Reporting     ------------------------------------------------------------
     Person       9.  Sole Dispositive Power
      With            0
                  ------------------------------------------------------------
                  10. Shared Dispositive Power
                      5,711,449
------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    5,711,449
------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                             (See Instructions)

------------------------------------------------------------------------------

13.Percent of Class Represented by Amount in Row (11)
   10.1%

------------------------------------------------------------------------------

14.Type of Reporting Person (See Instructions)
   IC, CO

------------------------------------------------------------------------------



    CUSIP No. 91529B106                                           Page 4 of 13
------------------------------------------------------------------------------

1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).

   United Insurance Company of America
   36-1896670

------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)
                                                      (a) [  ]
                                                      (b) [  ]
------------------------------------------------------------------------------

3. SEC Use Only

------------------------------------------------------------------------------

4. Source of Funds (See Instructions)
   See Item 3.

------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

------------------------------------------------------------------------------

6. Citizenship or Place of Organization
   Illinois

------------------------------------------------------------------------------

    Number of     7.  Sole Voting Power
     Shares           0
  Beneficially    ------------------------------------------------------------
    Owned by      8.  Shared Voting Power
      Each            5,450,988
    Reporting     ------------------------------------------------------------
     Person       9.  Sole Dispositive Power
      With            0
                  ------------------------------------------------------------
                  10. Shared Dispositive Power
                      5,450,988
------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    5,450,988
------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                              (See Instructions)

------------------------------------------------------------------------------

13. Percent of Class Represented by Amount in Row (11)
    9.7%

------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions)
    IC, CO

------------------------------------------------------------------------------

    CUSIP No. 91529B106                                           Page 5 of 13
------------------------------------------------------------------------------

1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).

   Union National Life Insurance Company
   72-0340280

------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)
                                                      (a) [  ]
                                                      (b) [  ]
------------------------------------------------------------------------------

3. SEC Use Only

------------------------------------------------------------------------------

4. Source of Funds (See Instructions)


------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
   Items 2(d) or 2(e) [   ]

------------------------------------------------------------------------------

6. Citizenship or Place of Organization
    Louisiana

------------------------------------------------------------------------------

    Number of     7.  Sole Voting Power
     Shares           0
  Beneficially    ------------------------------------------------------------
    Owned by      8.  Shared Voting Power
      Each            1,495,327
    Reporting     ------------------------------------------------------------
     Person       9.  Sole Dispositive Power
      With            0
                  ------------------------------------------------------------
                  10. Shared Dispositive Power
                      1,495,327
------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    1,495,327
------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                              (See Instructions)

------------------------------------------------------------------------------

13.Percent of Class Represented by Amount in Row (11)
   2.7%

------------------------------------------------------------------------------

14.Type of Reporting Person (See Instructions)
   IC, CO

------------------------------------------------------------------------------

Amendment No. 1 to Schedule 13D

   This Amendment No. 1 amends and supplements the Schedule 13D originally filed by Unitrin, Inc., Trinity Universal Insurance Company and United Insurance Company of America, dated November 3, 1997. Terms used herein and not otherwise defined have the meanings given such terms in the original
Schedule 13D, dated November 3, 1997.

Item 1.  Security and Issuer

   The class of equity securities to which this Schedule 13D relates is the common stock, par value $.01 per share (the "Common Stock"), of UNOVA, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 21900 Burbank Boulevard, Woodland Hills, California 91367.

Item 2.  Identity and Background

   For revised information concerning the directors and executive officers of Unitrin, Trinity and United and for information concerning the directors and executive officers of Union National Life Insurance Company, a Louisiana corporation ("Union"), 8282 Goodwood Boulevard, Baton Rouge, Louisiana 70806, see Schedules UNIT, T, U, and UNL, respectively, to this Amendment. All persons listed on such Schedules are U.S. citizens.

   No filing person has been convicted in any criminal proceeding
(excluding traffic violations or similar misdemeanors) during the past five years; nor, to the best knowledge and belief of the filing persons, has anyone listed in the attached Schedules been convicted in such proceedings.

   To the best knowledge and belief of the filing persons, during the past five years no filing person nor anyone listed on the attached Schedules was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

   Trinity and United were formerly shareholders of Western Atlas Inc. ("Western Atlas"). On October 31, 1997, Western Atlas divested itself of its wholly-owned subsidiary, Issuer, by means of a pro rata spin-off in which each shareholder of Western Atlas was distributed one share of Issuer common stock for each share of Western Atlas common stock held on October 24, 1997, the record date for the spin-off. As a result, Trinity and United received the same number of shares of Issuer as they held in Western Atlas. No consideration was paid by Trinity or United for the Issuer shares reported hereby.

Item 4.  Purpose of Transaction

Item 4 of the original Schedule 13D is hereby restated in its entirety as follows:

   Unitrin is in discussions with a third party regarding such party's proposal to provide the Issuer with financing in the form of senior secured notes of the Issuer, which Unitrin understands would be used to refinance certain existing debt of the Issuer and its subsidiaries. In connection with these discussions, Unitrin has indicated its willingness to participate in any such financing in an amount up to $25 million. In connection with such financing, Unitrin may also receive warrants to purchase Common Stock of the Issuer representing up to 5% of the Issuer's outstanding Common Stock. Neither Unitrin nor the third party has entered into any binding agreement with the Issuer with respect to such financing. Any such financing would be subject to the negotiation and execution of definitive agreements on acceptable terms and customary closing conditions, including the refinancing or amendment of the Issuer's senior credit facility on acceptable terms. There can be no assurance that either Unitrin or the third party will enter into any agreement with the Issuer with respect to such financing or that any such financing will be consummated or result in any transaction in the Issuer's securities.

   In connection with Unitrin's evaluation of the Issuer's financing arrangements and Unitrin's investment in the Issuer, Unitrin may consider, make proposals with respect to, and/or enter into discussions regarding, one or more of the transactions and events specified in clauses (a) through
(j) of Item 4 of Schedule 13D, including transactions involving additional debt or equity financing of the Issuer. There can be no assurance that Unitrin will take any such actions or that, if taken, any such actions will be consummated or result in any transaction in the Issuer's securities.

Item 5.  Interest in Securities of the Issuer

   Other than the transfer of 1,495,327 shares of Common Stock by Trinity to Union, a wholly-owned subsidiary of United, none of Unitrin, Trinity, United or Union has acquired or disposed of any shares of the Issuer's Common Stock since November 3, 1997, the date of the original Schedule 13D. However, the collective percentage ownership by Unitrin, Trinity, United and Union (the "Unitrin Ownership Percentage") of the Issuer's Common Stock has decreased as the result of a change in the outstanding number of shares of the Issuer's Common Stock since November 3, 1997. The result of this change is that the Unitrin Ownership Percentage in the Issuer's Common Stock has decreased from 23.2% as reported in the original Schedule 13D to 22.5% as of the date of this Amendment.

   To the best knowledge and belief of the filing persons, during the past sixty (60) days no filing person nor anyone listed on the attached Schedules has entered into any transactions involving the Issuer's Common Stock. To the best knowledge and belief of the filing persons, no one listed on the attached Schedules beneficially owns shares of the Issuer's Common Stock.

Item 7.  Material to be Filed as Exhibits

     Attached is a copy of an Agreement authorizing Unitrin to file a joint statement.

                                 Signature


   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATE:   February 1, 2001      UNITRIN, INC.


                              By: /s/ Eric J. Draut
                                 --------------------------------------------
                                     Eric J. Draut
                                     Senior Vice President,
                                     Chief Financial Officer and Treasurer

                                 AGREEMENT

UNITRIN, INC., TRINITY UNIVERSAL INSURANCE COMPANY, UNITED INSURANCE COMPANY OF AMERICA and UNION NATIONAL LIFE INSURANCE COMPANY by their undersigned officers hereby agree that Unitrin, Inc. shall file or amend a joint statement on behalf of all such companies whenever any or all are required by Section 13(d) of the Securities Exchange Act of 1934, as amended, and the regulations issued pursuant thereto, to file or amend any statement concerning the ownership of stock of UNOVA, Inc.

Date: February 1, 2001

                                   UNITRIN, INC.


                                   By: /s/ Eric J. Draut
                                      -----------------------------------------
                                      Eric J. Draut
                                      Senior Vice President,
                                      Chief Financial Officer and Treasurer


                                   TRINITY UNIVERSAL INSURANCE COMPANY


                                   By: /s/ John Boschelli
                                      ---------------------------------------
                                       John Boschelli, Assistant Treasurer


                                   UNITED INSURANCE COMPANY OF AMERICA


                                   By: /s/ John Boschelli
                                      ---------------------------------------
                                       John Boschelli, Assistant Treasurer


                                   UNION NATIONAL LIFE INSURANCE COMPANY


                                   By: /s/ John Boschelli
                                      ---------------------------------------
                                       John Boschelli, Assistant Treasurer

                               SCHEDULE UNIT



                               UNITRIN, INC.

                                                  POSITION WITH UNITRIN
NAME (ALL U.S. CITIZENS      BUSINESS             (PRINCIPAL OCCUPATION,
UNLESS OTHERWISE NOTED)      ADDRESS      IF DIFFERENT, PRESENTED IN FOOTNOTES)
-------------------------------------------------------------------------------
James E. Annable                (2)      Director

-------------------------------------------------------------------------------
David F. Bengston (8)           (1)      Vice President

-------------------------------------------------------------------------------
Eric J. Draut (8)               (1)      Senior Vice President, Treasurer &
                                         Chief Financial Officer

-------------------------------------------------------------------------------
Douglas G. Geoga                (3)      Director

-------------------------------------------------------------------------------
Reuben L. Hedlund               (4)      Director

-------------------------------------------------------------------------------
Jerrold V. Jerome               (5)      Director

-------------------------------------------------------------------------------
William E. Johnston, Jr.        (6)      Director

-------------------------------------------------------------------------------
Edward J. Konar                 (1)      Vice President

-------------------------------------------------------------------------------
Scott Renwick                   (1)      Secretary & General Counsel

-------------------------------------------------------------------------------
Richard Roeske(8)               (1)      Vice President and Controller

-------------------------------------------------------------------------------
Fayez S. Sarofim                (7)      Director

-------------------------------------------------------------------------------
Donald G. Southwell (8)         (1)      Senior Vice President

-------------------------------------------------------------------------------
Richard C. Vie (8)              (1)      Chairman of the Board, President &
                                         Chief Executive Officer

-------------------------------------------------------------------------------

(1)   One East Wacker Drive, Chicago, Illinois 60601.
(2) Mr. Annable is a Senior Vice President and Director of Economics of Bank One Corporation. One First National Plaza, Suite 0476, Chicago, Illinois 60670.
(3) Mr. Geoga is President of Hospitality Investment Fund, L.L.C. 200 West Madison, 38th Floor, Chicago, Illinois 60606.
(4) Mr. Hedlund is a partner in the law firm of Hedlund, Hanley & Trefelet. Sears Tower, Suite 5700, Chicago, Illinois 60606.
(5) Mr. Jerome is a retired executive. 41 Country Meadows Road, Rolling Hills Estates, CA 90274.
(6) Mr. Johnston is a business executive. 155 N. Harbor Drive, Chicago, Illinois 60601.
(7) Mr. Sarofim is the Chairman of the Board and President of Fayez Sarofim & Co., a registered investment advisor. Two Houston Center, Suite 2907, Houston, Texas 77010
(8)   See also Schedule(s) T, UNL and/or U filed herewith.

                                 SCHEDULE U



                    UNITED INSURANCE COMPANY OF AMERICA

                                                POSITION WITH UNITED
NAME (ALL U.S. CITIZENS      BUSINESS          (PRINCIPAL OCCUPATION,
UNLESS OTHERWISE NOTED)       ADDRESS    IF DIFFERENT, PRESENTED IN FOOTNOTES)
-------------------------------------------------------------------------------
Eric J. Draut (2)               (1)      (A) Director

-------------------------------------------------------------------------------
Patricia G. Grider              (1)      Senior Vice President & Secretary

-------------------------------------------------------------------------------
Richard J. Miller               (1)      Vice President

-------------------------------------------------------------------------------
Thomas D. Myers (2)             (1)      Treasurer

-------------------------------------------------------------------------------
Don M. Royster, Sr.             (1)      Director & President

-------------------------------------------------------------------------------
David L. Smith                  (1)      Vice President

-------------------------------------------------------------------------------
Donald G. Southwell (2)         (1)      (A) Director & Chairman of the Board

-------------------------------------------------------------------------------
Richard C. Vie (2)              (1)      (A) Director

-------------------------------------------------------------------------------
Charles L. Wood (2)             (1)      Vice President

-------------------------------------------------------------------------------
(1)   One East Wacker Drive, Chicago, Illinois 60601.
(2)   See also Schedule(s) T, UNL, and/or UNIT, filed herewith.
(A)   Member, Investment Committee of the Board of Directors.

                                 SCHEDULE T



                    TRINITY UNIVERSAL INSURANCE COMPANY

                                                   POSITION WITH TRINITY
NAME (ALL U.S. CITIZENS      BUSINESS              (PRINCIPAL OCCUPATION,
UNLESS OTHERWISE NOTED)       ADDRESS    IF DIFFERENT, PRESENTED IN FOOTNOTES)
-------------------------------------------------------------------------------
David F. Bengston (3)           (1)      Director

-------------------------------------------------------------------------------
Robert F. Buehler               (2)      Senior Vice President, Treasurer &
                                         Director

-------------------------------------------------------------------------------
Roger M. Buss                   (2)      Vice President

-------------------------------------------------------------------------------
Donald C. Crutchfield           (2)      Vice President

-------------------------------------------------------------------------------
Eric J. Draut (3)               (1)       (A) Director

-------------------------------------------------------------------------------
Judith E. Fagan                 (2)      Senior Vice President, Secretary &
                                         Director

-------------------------------------------------------------------------------
William P. Fisanick             (2)      Chief Actuary

-------------------------------------------------------------------------------
Dennis O. Halsey                (2)      Senior Vice President

-------------------------------------------------------------------------------
Ronald I. Henry                 (2)      Vice President

-------------------------------------------------------------------------------
Dorothy A. Langley              (2)      Vice President & Corporate Counsel

-------------------------------------------------------------------------------
Richard Roeske (3)              (1)      Director

-------------------------------------------------------------------------------
Donald G. Southwell (3)         (1)      President, Director & Chairman of
                                         the Board

-------------------------------------------------------------------------------
Richard C. Vie (3)              (1)      (A) Director

-------------------------------------------------------------------------------

(1)   One East Wacker Drive, Chicago, Illinois 60601.
(2) Trinity Universal Insurance Company, 10000 North Central Expressway, Dallas, Texas 75231
(3)   See also, Schedules(s) UNL, U, and/or UNIT, filed herewith.
(A)   Member, Investment Committee of the Board of Directors.

                                SCHEDULE UNL



                   UNION NATIONAL LIFE INSURANCE COMPANY


NAME (ALL U.S. CITIZENS      BUSINESS   POSITION WITH UNION NATIONAL (PRINCIPAL
UNLESS OTHERWISE NOTED)      ADDRESS    OCCUPATION, IF DIFFERENT, PRESENTED IN
                                        FOOTNOTES)
-------------------------------------------------------------------------------
Eric J. Draut (3)              (1)       (A) Director

-------------------------------------------------------------------------------
Jerry W. Hester                (2)      President & Director

-------------------------------------------------------------------------------
R. Paul Hillman                (2)      Treasurer & Controller

-------------------------------------------------------------------------------
James A. Marquette             (2)      Vice President & Secretary

-------------------------------------------------------------------------------
Thomas D. Myers (3)            (1)      Vice President & Assistant Treasurer

-------------------------------------------------------------------------------
Donald G. Southwell (3)        (1)      Director & Chairman of the Board

-------------------------------------------------------------------------------
Richard C. Vie (3)             (1)      (A) Director

-------------------------------------------------------------------------------
Charles L. Wood (3)            (1)      Director

-------------------------------------------------------------------------------

(1)   One East Wacker Drive, Chicago, Illinois 60601.
(2) Union National Life Insurance Company, 8282 Goodwood Boulevard, Baton Rouge, Louisiana 70806
(3)   See also, Schedules(s) T, U, and/or UNIT, filed herewith.
(A)   Member, Investment Committee of the Board of Directors.